SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NUVEI CORPORATION

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

67079A102

(CUSIP Number)

Novacap Management Inc. 3400 rue de l’Éclipse, Suite 700 Brossard, Québec, J4Z 0P3, Canada Attention: Chief Legal Officer (450) 651-5000	Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 Attention: Soulef Hadjoudj (514) 847-5998	Philip Fayer 900-1100 René-Lévesque Boulevard West Montreal, Québec H3B 4N4 (310) 654-4212	Whiskey Papa Fox Inc. 345 Victoria Avenue, Suite 510 Westmount Québec H3Z 2N1 Attention: Philip Fayer (310) 654-4212

With a copy to: Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019-6099 Attention: Russell Leaf, Esq. Jared Fertman, Esq. (212) 728-8000	With a copy to: Mayer Brown LLP 1221 6th Ave New York, NY 10020 Attention: Anna Pinedo, Esq. Jerry Marlatt, Esq. (212) 506-2500	With a copy to: Osler, Hoskin & Harcourt LLP 20-1325 Avenue of the Americas New York, NY 10019 Attention: Raphael Amram Esq. / Rob Lando Esq. (212) 991-2504	With a copy to: Osler, Hoskin & Harcourt LLP 20-1325 Avenue of the Americas New York, NY 10019 Attention: Raphael Amram Esq. / Rob Lando Esq. (212) 991-2504
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 67079A102	SCHEDULE 13D	Page 1 of 7

1.	NAME OF REPORTING PERSON: NOVACAP MANAGEMENT INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 67079A102	SCHEDULE 13D	Page 2 of 7

1.	NAME OF REPORTING PERSON: Caisse de dépôt et placement du Québec
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 67079A102	SCHEDULE 13D	Page 3 of 7

1.	NAME OF REPORTING PERSON: Whiskey Papa Fox Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 67079A102	SCHEDULE 13D	Page 4 of 7

1.	NAME OF REPORTING PERSON: Philip Fayer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 67079A102	SCHEDULE 13D	Page 5 of 7

ITEM 1.	SECURITIES AND ISSUER

This Amendment No. 1 is being filed to amend the Statement as originally filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2024 and relates to the subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of Nuvei Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1100 René-Lévesque Boulevard West, Suite 900, Montreal, Québec, Canada H3B 4N4.

This Amendment No. 1 is being filed in connection with the completion on November 15, 2024 (the “Closing Date”) of the previously announced plan of arrangement (the “Plan of Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, contemplated by an Arrangement Agreement between Neon Maple Purchaser Inc. (the “Purchaser”) and the Issuer, dated as of April 1, 2024 (the “Arrangement Agreement”).

On November 15, 2024, the previously disclosed transactions contemplated by the Plan of Arrangement and the Arrangement Agreement were consummated. As a result of the Arrangement, none of Novacap Management Inc. (“Novacap”), Caisse de dépôt et placement du Québec (“CDPQ”), Whiskey Papa Fox Inc. (“WPFI”) or Philip Fayer (“Mr. Fayer”) (together the “Reporting Persons” and each a “Reporting Person”) beneficially own any Shares of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented to include the information set forth in Item 1 of this Statement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of the Multiple Voting Shares (and Subordinate Voting Shares) beneficially owned by the Reporting Persons and the number of Multiple Voting Shares (and Subordinate Voting Shares) as to which the Reporting Persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof and after giving effect to the Arrangement described in Item 4 above, none of the Reporting Persons beneficially owns any Shares, and none of the Reporting Persons has or shares the power to vote or to direct the vote, or the power to dispose or direct the disposition of, any Shares.

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not entered into any transactions in the Subordinate Voting Shares during the past sixty days.

(d) Except as disclosed in this Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Multiple Voting Shares beneficially owned by the Reporting Persons (or the Subordinate Voting Shares issuable upon conversion thereof).

(e) November 15, 2024.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 4 and 5 of this Amendment No. 1 is hereby incorporated by reference in its entirety.

CUSIP No. 67079A102	SCHEDULE 13D	Page 6 of 7

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Press Release, dated November 15, 2023 (incorporated by reference to Exhibit 99.1 to Nuvei Corporation’s report on 6-K submitted to the SEC on November 15, 2024).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2024

NOVACAP MANAGEMENT INC.

By:	/s/ Pascal Tremblay
Name:	Pascal Tremblay
Title:	President and CEO, Management Partner

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/ Soulef Hadjoudj
Name:	Soulef Hadjoudj
Title:	Authorized Signatory

WHISKEY PAPA FOX INC.

By:	/s/ Philip Fayer
Name:	Philip Fayer
Title:	President and Secretary

Philip Fayer

By:	/s/ Philip Fayer
Philip Fayer